Exhibit 99.1
FOR IMMEDIATE RELEASE	July 20, 2006

NOVA Chemicals and Dietrich Metal Framing form joint venture to produce new, energy-efficient building systems

PITTSBURGH, PA – NOVA Chemicals Corporation (NYSE: NCX) and Dietrich Metal Framing, a Worthington Industries company (NYSE: WOR), today announced they have formed a 50:50 joint venture that will develop and manufacture durable, energy-saving composite construction products and systems.

The joint venture combines Dietrich’s expertise in light-gauge steel framing with NOVA Chemicals’ expandable polystyrene (EPS) technology to produce strong, efficient building systems for residential and light commercial use.

“We are very pleased to partner with Dietrich, the industry leader in metal framing, to introduce construction products that meet the growing demand for durable, energy-saving structures that are also cost-effective to build,” said Tony Torres, Vice President of NOVA Chemicals’ Building and Construction business.

The joint venture’s building products will provide many advantages to building owners and homeowners over traditional wood construction including lower heating and cooling costs, improved strength and durability under adverse weather conditions and resistance to termites and mold. The joint venture’s panelized composite building systems also are expected to reduce labor costs and time-to-completion over “stick-built” construction.

“By combining the extensive experience of NOVA Chemicals and Dietrich in manufacturing and construction, we can offer innovative construction products that feature the design advantages and strength of steel as well as the thermal and sound insulation of EPS,” said Ed Ponko, President of Dietrich Metal Framing.

The new joint venture is expected to be fully operational by January 2007 and will have offices in Pittsburgh. Andy Claypole, currently Director of NOVA Chemicals’ Building and Construction business, will serve as President and General Manager of the new joint venture. “We are delighted to introduce construction products that help builders stay competitive in a dynamic and demanding marketplace – and help building owners reduce ownership costs,” said Claypole.

Dietrich Metal Framing, a Worthington Industries company (NYSE: WOR), operates 26 manufacturing locations throughout the U.S. and Canada.  Dietrich is the leading manufacturer of light-gauge metal framing and finishing products, systems and services for commercial and residential construction.   Dietrich offers the largest selection of cold-formed steel framing and drywall finishing products including drywall and structural metal stud framing, contour flexible track framing, floor joists, roof trusses, metal lath, fire-rated assemblies including h-stud for area separation and CT studs for shaft walls.  Dietrich also offers one of the largest selection of clips and connectors, numerous deflection systems including slotted slip track and an extensive line of metal, vinyl and paper-faced corner beads and trims.

Worthington Industries is a leading diversified metal processing company with annual sales of nearly $3 billion.  The Columbus, Ohio-based company is North America’s premier value-added steel processor and a leader in manufactured metal products such as automotive aftermarket stampings, pressure cylinders, metal framing, metal ceiling grid systems and laser-welded blanks.

Founded in 1955, the company operates under a long-standing corporate philosophy rooted in the golden rule, with earning money for its shareholders as the first corporate goal.  This philosophy, an unwavering commitment to the customer and one of the strongest employer/employee relationships in American industry, serves as the company’s foundation.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  The company develops and manufactures materials for customers worldwide that produce consumer, industrial and packaging products.  NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

NOVA Chemicals:
Stephanie Franken – Public Affairs
Tel: 412.490.4292
E-mail: frankes@novachem.com

Worthington Industries:
Cathy M. Lyttle, VP, Corporate Communications
Tel:  614.438.3077
Email:  cmlyttle@worthingtonindustries.com

Photographs are available upon request.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward-looking Information
The information in this news release contains forward-looking statements, including that the joint venture’s building products will provide many advantages to building owners and homeowners over traditional wood construction and that the joint venture is expected to be fully operational by January 2007. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding the timing of the joint venture becoming fully operational and the success of the joint venture; uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.